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                               April 14, 2021

       Ben Silbert
       General Counsel and Secretary
       Avista Public Acquisition Corp. II
       65 East 55th St., 18th Floor
       New York, NY 10022

                                                        Re: Avista Public
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Filed March 19,
2021
                                                            File No. 377-04463

       Dear Mr. Silbert:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed March 19, 2021

       Risk Factors
       Avista is not under any obligation to source any potential opportunities for our initial business combination , page 69

   1.                                                   Please revise
disclosure to provide a more definitive statement as to the nature of Avista's fiduciary and
contractual duties to third parties. We note your statement that Avista may have fiduciary and/or
contractual duties to its investment vehicles and to companies in which Avista has
invested, and therefore Avista may have a duty to offer business combination
opportunities to certain Avista funds, other investment vehicles, or other entities before other
parties, including your company. Please revise to specify if Avista currently has such
fiduciary and/or contractual duties. In other words, clarify it this is an
 Ben Silbert
Avista Public Acquisition Corp. II
April 14, 2021
Page 2
         actual, rather than hypothetical risk.
       You may contact Isaac Esquivel at 202-551-3395 or Babette Cooper at 202-551-3396 if
you have questions regarding the financial statements and related matters. Please contact Kim
McManus at 202-551-323 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameBen Silbert                             Sincerely,
Comapany NameAvista Public Acquisition Corp. II
                                                          Division of
Corporation Finance
April 14, 2021 Page 2                                     Office of Real Estate
& Construction
FirstName LastName